EXHIBIT 10

Consent of AMEC Americas Limited

AMEC Americas Limited hereby consents to the use of its name in connection with the following report and document, which is being filed as an exhibit to and incorporated by reference into the annual report on Form 40-F of Viceroy Exploration Ltd. ("the Company") being filed with the United States Securities and Exchange Commission::

1.

The annual information form dated March 21, 2006 for the fiscal year ended December 31, 2005, which includes reference to AMEC Americas Limited in connection with information relating to the Gualcamayo Project.

Dated at Vancouver, British Columbia, this 27thday of March, 2006.

AMEC Americas Limited

Per:	Signed
Steve Toevs, Vice President
on behalf of AMEC Americas Limited